30 January 2014

National Grid plc
Interim Management Statement
for the period 1 October 2013 to 29 January 2014

HIGHLIGHTS

Further progress in line with expectations towards a good full year result

•	UK – good outcome expected both from efficiencies against regulatory “totex” cost allowances and from other incentivised performance

•	US – separation of Long Island Power Authority (LIPA) management service activities completed on time on 31 December 2013 – over 2,000 employees transferred to new operator

•	Strong network performance across all businesses in challenging winter conditions

•	Capital investment of around £3.5bn expected to drive continued healthy growth in regulated asset value this year

Steve Holliday, Chief Executive, said:

“Our businesses made further progress through to the end of January toward achieving our priorities for the year. We are investing in our networks for the benefit of customers and maintaining a strong focus on efficiency and incentive performance.

Our networks performed well, demonstrating strong resilience during some difficult weather conditions in both the US and UK. I believe that this shows the benefits of our investment in process development and infrastructure and the continued dedication of our front line colleagues.

We reconfirm our positive outlook for 2013/14 – overall, we are well positioned to deliver another year of good operating performance and sustainable dividend growth.”

BUSINESS UPDATE

To date National Grid has delivered good network performance for customers despite adverse winter weather conditions in both the UK and US.

In the UK recent investment in flood defences for critical sites over the past few years has helped to minimise any cost or reliability impact on National Grid’s operations from recent bad weather.

In the US, there has been some extremely cold weather in recent weeks along with an ice storm in upstate New York and Massachusetts in December. The ice storm resulted in around 150,000 National Grid customers being temporarily without power due to damage to the local electricity distribution systems. National Grid’s workforce responded well to these challenges, rapidly restoring power to customers. Disruption and costs related to extreme weather to date have been much lower than in the previous two years.

In December, the US business successfully separated its Long Island electricity transmission and distribution activities, where National Grid previously managed LIPA’s assets under a management services contract. As a result over 2,000 National Grid employees transferred on 31 December 2013 to the new business operators, together with associated financial systems and other equipment.

Completing the financial systems aspects of the LIPA separation now allows a full focus on concluding the new US systems and financial processes projects. Work is now focused on implementing further system improvements and reducing ongoing costs including those associated with manual processes in the production of regulatory and statutory financial information. Expected costs remain in line with previous guidance and completion is still expected in 2014.

Business environment

Key elements of the UK electricity generation environment are largely consistent with those discussed in National Grid’s half year results statement published in November 2013. Expected generation connections to, and disconnections from, the transmission grid over the next twelve months are largely unchanged, although further updates are possible before the year end. Consultation on new balancing services arrangements has made good progress, with Ofgem having approved two new mechanisms to be introduced ready, if required, for the winter of 2014/15. With continued tightening of plant margins expected into next winter and into 2015/16, these new services could provide additional tools to support the operation of the system.

In the US, environmental and economic advantages remain key drivers of growth in demand for new distribution infrastructure and connections. National Grid continues to make progress on developing new transmission and generation infrastructure that should deliver attractive medium to long term growth.

FINANCIAL UPDATE

There have been no material changes to the financial position of the Company. National Grid’s balance sheet remains strong, underpinning the stable credit ratings and the continued ability to raise funding in debt markets at competitive rates.

OUTLOOK

Outlook is unchanged from that stated in National Grid’s half year results statement published in November 2013. The Group is well positioned to deliver another year of good operating performance and sustainable dividend growth.

TECHNICAL GUIDANCE

National Grid is making no updates to the technical guidance published in the half year results statement of 21 November 2013.

CONTACTS

Investors
John Dawson Andy Mead George Laskaris Tom Hull Caroline Dawson	+44 (0)20 7004 3170 +44 (0)20 7004 3166 +1 718 403 2526 +1 718 403 2487 +44 (0)20 7004 3169	+44 (0)7810 831944 (m) +44 (0)7752 890787 (m) +1 917 375 0989 (m) +1 917 524 4099 (m) +44 (0)7789 273241 (m)
Media
Gemma Stokes+44 (0)1926 655272		+44 (0)7974 198333 (m)
Brunswick Tom Burns Mike Smith Andy Rivett-Carnac	+44 (0)20 7404 5959 +44 (0)20 7396 3540 +44 (0)20 7936 1365

CONFERENCE CALL DETAILS

As usual, the Investor Relations team will host a conference call to discuss the statement and take any questions at 14.00 GMT on 30 January. To participate please use one of the following numbers:

+1 212 999 6659 — New York New York
+44 (0) 20 3003 2666 — Standard International Access
0808 109 0700 — UK Toll Free
1 866 966 5335 — USA Toll Free

Password: National Grid

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You can view or download copies of the latest Annual Report and Accounts (ARA) and Performance Summary from National Grid’s website at http://investors.nationalgrid.com or request a free printed copy by contacting investor.relations@nationalgrid.com.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection, breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption (and National Grid’s actual or perceived response thereto), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US financial system and process implementation); and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Review section and the ‘Risk factors’ on pages 176 to 178 of National Grid’s most recent Annual Report on Form 20-F and the ‘Principal Risks and Uncertainties’ disclosure in National Grid’s most recent Half Year Results Statement. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.